Youxin Technology Ltd

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

May 19, 2026

VIA EDGAR

Ms. Jan Woo

Ms. Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Youxin Technology Ltd (CIK: 0001964946)
Registration Statement No. 333-295763 on Form F-3 (the “Registration Statement”)

Dear Ms. Woo and Ms. Ishmukhamedova:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Youxin Technology Ltd hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, May 21, 2026, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch of Kaufman & Canoles, P.C.

By:	Youxin Technology Ltd

By:	/s/ Shaozhang Lin
Name:	Mr. Shaozhang Lin
Title:	Chief Executive Officer